FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of February

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X Form 40-F

20 February 2025

HSBC HOLDINGS PLC SHARE BUY-BACK

HSBC Holdings plc ("HSBC") announces that, as outlined in its announcement on 19 February 2025, it will commence a share buy-back of HSBC's ordinary shares of US$0.50 each ("Ordinary Shares") for up to a maximum consideration of US$2,000,000,000 (two billion) (the "Buy-back"). The purpose of the Buy-back is to reduce HSBC's outstanding Ordinary Shares.

HSBC has entered into irrevocable, non-discretionary buy-back agreements with Merrill Lynch International ("Merrill Lynch") to enable the purchase of Ordinary Shares by Merrill Lynch, acting as principal, during the period running from 21 February 2025 and ending no later than 25 April 2025 (subject to regulatory approval remaining in place), for an aggregate purchase price of up to US$2,000,000,000 (two billion) and the simultaneous on-sale of such Ordinary Shares by Merrill Lynch to HSBC.

Merrill Lynch will make trading decisions in relation to the Buy-back independently of HSBC. Any purchases of Ordinary Shares will be carried out on the London Stock Exchange, Cboe Europe Limited (through the BXE and CXE order books) and/or Turquoise (together, the "UK Venues") and/or The Stock Exchange of Hong Kong Limited ("Hong Kong Stock Exchange").

The repurchases on the UK Venues will be implemented as "on Exchange" transactions (as such term is defined in the rules of the London Stock Exchange) and will be "market purchases" for the purposes of the Companies Act 2006. The repurchases on the Hong Kong Stock Exchange will be "off-market" for the purposes of the Companies Act 2006 but will be transactions which occur "on Exchange" for the purposes of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("Hong Kong Listing Rules") and which constitute an "on-market share buy-back" for the purposes of the Hong Kong Codes on Takeovers and Mergers and Share Buy-backs ("Hong Kong Buy-back Code").

The repurchases will take place in accordance with certain pre-set parameters and in accordance with (and subject to limits prescribed by) HSBC's authority to make market purchases and off-market purchases of its Ordinary Shares, in each case granted by its shareholders at HSBC's annual general meeting on 3 May 2024 (the "2024 Authority"), Chapter 9 of the Financial Conduct Authority's Listing Rules, Article 5(1) of the Market Abuse Regulation (EU) No 596/2014 (as it forms part of domestic law of the United Kingdom by virtue of the European Union (Withdrawal) Act 2018, as amended (the "Withdrawal Act")), the Commission Delegated Regulation (EU) No 2016/1052 (as it forms part of domestic law of the United Kingdom by virtue of the Withdrawal Act), the Hong Kong Listing Rules, the Hong Kong Buy-back Code and applicable US federal securities laws.

Ordinary Shares repurchased under the Buy-back will be cancelled.

The maximum number of Ordinary Shares that may be repurchased under the Buy-back is 900,447,696, being the number of Ordinary Shares able to be repurchased under the 2024 Authority, as reduced by the number of Shares repurchased by the Company since the 2024 Authority was granted.

Investor enquiries to:
Neil Sankoff                              +44 (0) 20 7991 5072                 investorrelations@hsbc.com

Media enquiries to:
Gillian James                            +44 (0) 20 7992 0516                 gillian.james@hsbcib.com

Note to editors:

HSBC Holdings plc
HSBC Holdings plc, the parent company of the HSBC Group, is headquartered in London. HSBC serves customers worldwide from offices in 58 countries and territories. With assets of US$3,017bn at 31 December 2024, HSBC is one of the world's largest banking and financial services organisations.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By:
Name: Aileen Taylor
Title: Group Company Secretary and Chief Governance Officer

Date: 20 February 2025